TCW SPECIAL PURPOSE ACQUISITION CORP.

865 S. Figueroa St., Suite 1800
Los Angeles, CA 90017

February 24, 2021

VIA EMAIL & EDGAR

Karina Dorin

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	TCW Special Purpose Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-252775)

Dear Ms. Dorin:

The Company hereby withdraws its prior acceleration request, dated February 24, 2021, with respect to its Registration Statement on Form S-1, as amended (File No. 333-252775).

Please contact Michael Mies of Skadden, Arps, Slate, Meagher & Flom LLP at (650) 470-3130 should you require further information.

Very truly yours,

TCW Special Purpose Acquisition Corp.

By:	/s/ Joseph R. Shaposhnik
Name: Joseph R. Shaposhnik
Title: Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Michael Mies, Esq.

cc:	Paul Hastings LLP
Paul Tropp, Esq. Michael Pilo, Esq.